1933 Act File No.:

1940 Act File No.: 811-21056

CIK No.: 1814704

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REGISTRATION STATEMENT ON FORM S-6

FOR REGISTRATION UNDER THE SECURITIES ACT

OF 1933 OF SECURITIES OF UNIT INVESTMENT

TRUSTS REGISTERED ON FORM N-8B-2

A.	Exact name of trust:	Advisors Disciplined Trust 2058
B.	Name of depositor:	Advisors Asset Management, Inc.
C.	Complete address of principal executive offices:
18925 Base Camp Road Monument, Colorado 80132

D.	Name and complete address of agent for service:
	Scott Colyer Advisors Asset Management, Inc. 18925 Base Camp Road Monument, Colorado 80132	With a copy to: Scott R. Anderson Chapman and Cutler LLP 111 West Monroe Street Chicago, Illinois 60603-4080

E.	Title of securities being registered: Units of undivided beneficial interest
F.	Approximate date of proposed public offering:
As Soon As Practicable After The Effective Date Of The Registration Statement
☐	Check box if it is proposed that this filing will become effective on __________ at _____ pursuant to Rule 487.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Preliminary Prospectus Dated November 23, 2020

Advisors Disciplined Trust 2058

Bahl & Gaynor Income Growth Portfolio, Series 2021-1Q

Blue Chip Portfolio, Series 2021-1Q

Dividend Advantage Portfolio, Series 2021-1Q

Dividend Sustainability Portfolio, Series 2021-1Q — A Hartford Investment Management Company (“HIMCO”) Portfolio

The Dow® Value Ten Portfolio, Series 2021-1Q

Energy Opportunities Portfolio, Series 2021-1Q

European Select Portfolio, Series 2021-1Q —

A Cyrus J. Lawrence LLC (“CJL”) Portfolio

International High 30 Dividend Portfolio, Series 2021-1Q

Kayne Anderson Renewable Infrastructure Portfolio, Series 2021-1Q

Minimum Volatility Equity Income Portfolio, Series 2021-1Q —
A Hartford Investment Management Company (“HIMCO”) Portfolio

Strategic Foundations of Growth Portfolio, Series 2021-1Q

Strategic High 80 Dividend Portfolio, Series 2021-1Q

Tactical Plus Closed-End Portfolio — 15 Month, Series 2021-1Q

Ubiquitous Strategy Portfolio — 15 Month, Series 2021-1Q

The attached final prospectus for a prior Advisors Disciplined Trust series is hereby used as a preliminary prospectus for the above stated series. The narrative information and structure of the attached final prospectus will be substantially the same as that of the final prospectus for this series. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this series is not now available and will be different since each unit investment trust has a unique portfolio. Accordingly the information contained herein with regard to the previous series should be considered as being included for informational purposes only.

A registration statement relating to the units of this series has been filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such units may not be sold nor may an offer to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

(Incorporated herein by reference is the final prospectus and information supplement from Advisors Disciplined Trust 2042 (Registration No. 333-248056) as filed on November 17, 2020 which shall be used as a preliminary prospectus and information supplement for the current series of the trust.)

Undertakings

1.

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission (the “Commission”) such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

2.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to Rule 484 under the Securities Act, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Contents of Registration Statement

This Registration Statement comprises the following:

The facing sheet

The prospectus and information supplement

The signatures

The consents of evaluator, independent auditors and legal counsel

The following exhibits:

1.1	Trust Agreement (to be filed by amendment).
1.1.1	Standard Terms and Conditions of Trust (to be filed by amendment).
1.2

Certificate of Amendment of Certificate of Incorporation and Certificate of Merger of Advisors Asset Management, Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.

1.3

Bylaws of Advisors Asset Management, Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.

1.5	Form of Dealer Agreement. Reference is made to Exhibit 1.5 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 262 (File No. 333-150575) as filed of June 17, 2008.
2.2	Form of Code of Ethics. Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1853 (File No. 333-221628) as filed on February 21, 2018.

3.1	Opinion of counsel as to legality of securities being registered (to be filed by amendment).
3.3	Opinion of counsel as to the Trustee and the Trust (to be filed by amendment).
4.1	Consent of evaluator (to be filed by amendment).
4.2	Consent of independent auditors (to be filed by amendment).
6.1

Directors and Officers of Advisors Asset Management, Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1993 (File No. 333-235795) as filed on March 10, 2020.

7.1	Powers of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1993 (File No. 333-235795) as filed on March 10, 2020.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Advisors Disciplined Trust 2058 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wichita and State of Kansas on November 23, 2020.

Advisors Disciplined Trust 2058

By	Advisors Asset Management, Inc., Depositor

By	/s/ ALEX R. MEITZNER
Alex R. Meitzner Senior Vice President

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on November 23, 2020 by the following persons in the capacities indicated.

SIGNATURE	TITLE

Scott I. Colyer	Director of Advisors Asset Management, Inc.	) )

Lisa A. Colyer	Director of Advisors Asset Management, Inc.	) )

James R. Costas	Director of Advisors Asset Management, Inc.	) )

Christopher T. Genovese	Director of Advisors Asset Management, Inc.	) )

Randy J. Pegg	Director of Advisors Asset Management, Inc.	) )

Jack Simkin	Director of Advisors Asset Management, Inc.	) )

Bart P. Daniel	Director of Advisors Asset Management, Inc.	) )

John Galvin	Director of Advisors Asset Management, Inc.	) )

		By	/s/ ALEX R. MEITZNER
Alex R. Meitzner Attorney-in-Fact*

*An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as Exhibit 7.1.